UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001

(Title of Class of Securities)

G21515104

(CUSIP Number)

Andrew Chan

Chief Financial Officer

Centurium Capital Management Ltd.

22th Floor, Building A1, Central Park Plaza

No.10 Yard, Chaoyang Park South Road

Chaoyang District, Beijing

People’s Republic of China

+86(10)5929 3666

With a copy to:

Weiheng Chen, Esq.

Wilson Sonsini Goodrich & Rosati

Suite 1509, 15/F, Jardine House

1 Connaught Place, Central, Hong Kong

+852 3972 4988

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104

1.	Names of Reporting Persons. Beachhead Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,600,262 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,600,262 ordinary shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,262 ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104

1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,010,055 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,010,055 ordinary shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,010,055 ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104

1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,010,055 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,010,055 ordinary shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,010,055 ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104

1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 590,207 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 590,207 ordinary shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 590,207 ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104

1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 590,207 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 590,207 ordinary shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 590,207 ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104

1.	Names of Reporting Persons. Centurium Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,600,262 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,600,262 ordinary shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,262 ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104

1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,600,262 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,600,262 ordinary shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,262 ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

CUSIP No. G21515104

1.	Names of Reporting Persons. Hui Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,600,262 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,600,262 ordinary shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,262 ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Percentage calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

Pursuant to Rule 13d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on September 4, 2018 (the “Original Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

This Amendment No. 1 is being filed to report purchases of additional Shares in the open market in multiple transactions.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under Exchange Act:

1)       Beachhead Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Beachhead”);

2)       Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands, the shareholder of Beachhead (the “CCP 2018”);

3)       Centurium Capital Partners 2018 GP Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole general partner of CCP 2018 (“Centurium GP”);

4)       Centurium Capital 2018 Co-invest, L.P., a limited partnership incorporated under the laws of the Cayman Islands, the shareholder of Beachhead (the “CCCI 2018”);

5)       Centurium Capital 2018 SLP-B Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole general partner of CCCI 2018 (“Centurium SLP-B”);

6)       Centurium Holdings Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole shareholder of Centurium GP and Centurium SLP-B, respectively (“Centurium GP Holdco”);

7)       Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and sole shareholder of Centurium GP Holdco (“Centurium TopCo”); and

8) Mr. Hui Li, a Hong Kong citizen and sole shareholder and director of Centurium TopCo (“Mr. Li”, and together with Beachhead, CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco and Centurium TopCo, the “Reporting Persons”).

The address of the principal business and principal office of each of the Reporting Persons, other than Centurium Holdings (BVI) Ltd. and Mr. Hui Li, is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of principal business and principal office of Centurium Holdings (BVI) Ltd. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The address of principal business and principal office of Mr. Hui Li is 22th Floor, Building A1, Central Park Plaza, No.10 Yard, Chaoyang Park South Road, Chaoyang District, Beijing 100026, China.

The principal business of Breachhead is investment holding. The principal business of CCP 2018 is that of making private equity and related investments. The principal business of Centurium GP is acting as general partner to certain private equity funds, including CCP 2018. The principal business of CCCI 2018 is that of making private equity and related investments. The principal business of Centurium SLP-B is acting as general partner to certain private equity funds, including CCCI 2018. The principal business of Centurium GP Holdco is controlling and managing Centurium GP and Centurium SLP-B. The principal business of Centurium TopCo is controlling and managing Centurium GP Holdco. The principal business of Mr. Li is controlling and managing Centurium TopCo.

Mr. Andrew Chan is a director of the board of each of Beachhead and the General Partner. He is the chief finance officer of the management company of CCP 2018 and CCCI 2018. He is a Hong Kong citizen and his business address is 22th Floor, Building A1, Central Park Plaza, No.10 Yard, Chaoyang Park South Road, Chaoyang District, Beijing 100026, China.

Beachhead is the record holder of certain Ordinary Shares described in Item 5.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

On November 5, 2018, CCP 2018 transferred its approximately 16.4% equity interests in Beachhead to CCCI 2018. After such transfer, Beachhead is approximately 83.6% owned by CCP 2018 and approximately 16.4% owned by CCCI 2018.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Between November 6, 2018 and November 16, 2018, Beachhead made open market purchases of an aggregate of 550,262 Ordinary Shares for an aggregate consideration of $38,833,889.34 (excluding brokerage commissions).

Beachhead obtained the funds used to acquire such Ordinary Shares from capital contributions from its shareholders.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (2)
Beachhead	3,600,262	3,600,262	3,600,262	3,600,262	9.1%
CCP 2018 (1)	0	3,010,055	3,010,055	3,010,055	7.6%
Centurium GP (1)	0	3,010,055	3,010,055	3,010,055	7.6%
CCCI 2018 (1)	0	590,207	590,207	590,207	1.5%
Centurium SLP-B (1)	0	590,207	590,207	590,207	1.5%
Centurium GP Holdco (1)		3,600,262	3,600,262	3,600,262	9.1%
Centurium TopCo (1)		3,600,262	3,600,262	3,600,262	9.1%
Mr. Li (1)	0	3,600,262	3,600,262	3,600,262	9.1%

(1)	Beachhead is approximately 83.6% owned by CCP 2018 and approximately 16.4% owned by CCCI 2018. Centurium GP Holdco and Centurium TopCo are the direct and indirect sole shareholders of Centurium GP and Centurium SLP-B, respectively, and Mr. Li is the sole shareholder of Centurium TopCo. As such, each of CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the shares held by Beachhead.

(2)	The percentages used herein are calculated based on 39,361,316 Ordinary Shares issued and outstanding as of September 30, 2018 as provided in the Issuer’s Form 6-K filed on November 1, 2018.

Each of CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. Li disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all the Ordinary Shares.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated November 19, 2018 by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2018

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
	Name:	HUI LI
	Title:	Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
	Name:	HUI LI
	Title:	Director

CENTURIUM CAPITAL PARTNERS 2018 GP LTD.

By:	/s/ Hui Li
	Name:	HUI LI
	Title:	Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
	Name:	HUI LI
	Title:	Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
	Name:	HUI LI
	Title:	Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
	Name:	HUI LI
	Title:	Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
	Name:	HUI LI
	Title:	Director

HUI LI

By:	/s/ Hui Li